UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2021

FOUNDER SPAC

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40910	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11752 Lake Potomac Drive

Potomac MD, 20854

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (240) 418-2649

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	FOUNU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	FOUN	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	FOUNW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 15, 2021, Founder SPAC, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), the “Acquiror”), Ravenclaw Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Acquiror (“Merger Sub”), Ravenclaw Merger Sub Corporation 1, a Delaware corporation and wholly owned subsidiary of the Acquiror (“Merger Sub Inc. 1”), Ravenclaw Merger Sub Corporation 2, a Delaware corporation and wholly owned subsidiary of the Acquiror (“Merger Sub Inc. 2”), Ravenclaw Merger Sub Corporation 3, a Delaware corporation and wholly owned subsidiary of the Acquiror (“Merger Sub Inc. 3” and, together with Merger Sub Inc. 1 and Merger Sub Inc. 2, each a “Blocker Merger Sub”), Boom Clover Business Limited, a British Virgin Islands corporation (“Blocker Company 1”), NZSF Frontier Investments Inc., a Delaware corporation (“Blocker Company 2”), PLC Blocker A LLC, a Delaware limited liability company (“Blocker Company 3” and, together with Blocker Company 1 and Blocker Company 2, each a “Blocker Company” and collectively, the “Blocker Companies”), entered into an agreement and plan of merger with Rubicon Technologies, LLC, a Delaware limited liability company (the “Company”) (as it may be amended and/or restated from time to time, the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Domestication

Immediately prior to the Closing, Acquiror will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware (the “Domestication”), changing its name to Rubicon Technologies, Inc. (referred to herein as “Pubco”). Pursuant to the Domestication: (a) each outstanding Class A ordinary share, par value $0.0001 per share, of Acquiror will automatically convert into one share of Class A common stock, par value $0.0001 per share of Pubco (“Surviving Pubco Class A shares”), (b) each outstanding Class B ordinary share, par value $0.0001 per share, of Acquiror will convert into one Surviving Pubco Class A share pursuant to the Sponsor Agreement (as defined below), and (c) the outstanding warrants to purchase Class A ordinary shares of Acquiror will automatically become exercisable for Surviving Pubco Class A shares, pursuant to the Warrant Agreement (as defined in the Merger Agreement). In addition, the certificate of incorporation of Pubco will authorize Class V common stock, par value $0.0001 (“Surviving Pubco Class V shares”). Surviving Pubco Class A shares will be entitled to economic rights and one vote per share and Surviving Pubco Class V shares will be entitled to one vote per share with no economic rights. The combined company’s business will continue to operate through the Company.

The Mergers

Immediately following the Domestication, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”), followed by a series of mergers between each Blocker Company and a Blocker Merger Sub, followed by a merger of each Blocker Company into Pubco (together the “Blocker Mergers”) as necessary to effectuate the UP-C structure, in which substantially all of the assets and business of the combined company will be held by the Company. Following the consummation of the transactions contemplated by the Merger Agreement (the “Closing” and the date on which the Closing occurs, the “Closing Date”), direct interests in the Company will be held by Pubco and the holders of preferred units, common units, and incentive units of the Company (“Company Interests”) outstanding as of immediately prior to the Merger.

Merger Consideration

Concurrent with the Merger, Company Interests will automatically be cancelled and cease to exist and be converted into the right to receive securities in the Company and/or Pubco as follows: Pubco will be issued Class A Units in the Company and holders of Company Interests immediately before the Closing, other than the Blocker Companies (the “Blocked Unitholders”), will be issued Class B Units in the Company (the “Continuing Rubicon Unitholders”), in each case, as authorized by the Amended & Restated LLC Operating Agreement of the Company that will be adopted at the time of the Merger. Pubco will issue to the Continuing Rubicon Unitholders a number of Surviving Pubco Class V shares equal to the number of Class B Units of the Company issued to the Continuing Rubicon Unitholders. Blocked Unitholders immediately before the Closing will be issued Surviving Pubco Class A shares (as a result of the Blocker Mergers). Phantom Unitholders and certain current and former directors, officers and employees of the Company will be entitled to receive restricted Surviving Pubco Class A shares, issuable pursuant to the adoption of Pubco’s equity incentive plan (the “Incentive Plan”) and the effectiveness of a registration statement filed by Pubco on Form S-8 following the Closing. Restricted Surviving Pubco Class A shares will vest six months following the Closing.

In addition to the securities issuable at the Closing and pursuant to the Incentive Plan, certain officers and employees of the Company will be entitled to one-time cash payments (the “Cash Transaction Bonuses”). Any Cash Transaction Bonuses in excess of $17.5 million in the aggregate will reduce the Merger consideration set forth above on a dollar for dollar basis. The total Merger consideration issuable by the Company and Pubco to holders of Company Interests, prior to any deduction as a result of the Excess Cash Transaction Bonus Amount, is equal to $1.5 billion.

Holders of Company Units (other than Phantom Unitholders) immediately before the Closing will also be entitled to receive a pro rata portion of the number of (i) Surviving Pubco Class A shares and (ii) Class B Units and Surviving Pubco Class V Shares equal, in the aggregate, to 10,389,359, depending upon the performance of Surviving Pubco Class A shares during the five (5) year period after the Closing.

Closing Conditions

The consummation of the Merger is conditioned upon, among other things, that (i) the Acquiror has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), and (iii) there shall not be in force any order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger by a Governmental Authority with jurisdiction over the parties with respect to the transactions contemplated.

The Company has separate closing conditions, including, among others that the sum of the amount in the Acquiror’s trust account at the Closing (calculated net of any stockholder redemptions but prior to the payment of any transaction expenses), plus the proceeds of the PIPE Financing, equals or exceeds $111 million.

Acquiror has separate closing conditions, including, among others, (i) no Company Material Adverse Effect shall have occurred since the date of the Merger Agreement and (ii) the Company has obtained the requisite approval of its interest holders to consummate the transactions contemplated by the Merger Agreement.

Representations and Warranties

The parties to the Merger Agreement have made customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of Company and Acquiror and its subsidiaries prior to the closing of the Merger.

Termination

The Merger Agreement may be terminated by Company or Acquiror under certain circumstances, including, among others, (i) by mutual written consent of Company and Acquiror, (ii) by Company or Acquiror if either Company or Acquiror has not obtained the required approval of its interest holders or shareholders, and (iii) by Company or Acquiror if the Closing has not occurred on or before the date that is eight (8) months after the date of the Merger Agreement.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties, and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Acquiror or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and to reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Acquiror's public disclosures.

Amended & Restated LLC Operating Agreement

In connection with the Merger, Pubco, the Company and the other members named therein will enter into the Amended & Restated LLC Operating Agreement. The Amended & Restated LLC Operating Agreement will provide for a redemption right with respect to the Class B Units, pursuant to which each Class B Unit will be redeemable, subject to certain limitations, for either one Surviving Pubco Class A share, or, at Pubco’s election, cash of an equivalent value, pursuant to and in accordance with the terms of the Amended & Restated LLC Operating Agreement. Pubco will be the managing member of the Company.

The foregoing description of the Amended & Restated LLC Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Amended & Restated LLC Operating Agreement, a copy of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Agreement

In connection with the execution of the Merger Agreement, Founder SPAC Sponsor LLC (the “Sponsor”) and certain insiders of the Acquiror entered into an agreement (the “Sponsor Agreement”) with the Acquiror, and the Company, pursuant to which the Sponsor and such insiders agreed to vote all Class A ordinary shares and Class B ordinary shares of the Acquiror beneficially owned by them in favor of the Merger and each other proposal related to the Merger included on the agenda for the special meeting of stockholders relating to the Merger, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Merger and the other transactions contemplated thereby and to vote against any change in business, management or board of directors of the Acquiror other than in connection with the Merger, to not redeem any of their shares, and to execute and return an action by written resolution approving the board of directors of the Acquiror at Closing in accordance with the Merger Agreement.

The Sponsor Agreement contains a provision for a lock-up of the Class B ordinary shares and private placement warrants issued in connection with the Acquiror’s initial public offering (or any Surviving Pubco Class A shares issuable upon conversion thereof) following the Merger. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any Class B ordinary shares or private placement warrants (or any Surviving Pubco Class A shares issuable upon conversion thereof) until the earlier of (i) one hundred eighty (180) days after the completion of the Merger, and (ii) subsequent to the Merger, the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s stockholders having the right to exchange their Surviving Pubco Class A shares for cash, securities or other property. In the event that the Company waives, releases, or terminates a Lock-Up Agreement (discussed below) with respect to any shares or holders, then the holders of the Class B ordinary shares and private placement warrants subject to the Sponsor Agreement will be granted a pro rata share in such waiver, release, or termination.

Pursuant to the Sponsor Agreement, each Class B ordinary share of Acquiror will be converted into one Surviving Pubco Class A share in connection with the Closing.

The insiders who are party to the Sponsor Agreement include Acquiror directors and executive officers Manpreet Singh, Allen Salmasi, Steve Papa, Rob Theis, Jack Selby, Hassan Ahmed, and Osman Ahmed.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement. A copy of the Sponsor Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Company and certain Company equityholders (collectively, the “Legacy Rubicon Equityholders”) will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Acquiror and the Sponsor (with the Legacy Rubicon Equityholders, the “Holders”). Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale (i) the outstanding Surviving Pubco Class A shares held by the Holders, (ii) any warrants or any Surviving Pubco Class A shares that may be acquired by Holders upon the exercise of a warrant or other right to acquire Surviving Pubco Class A shares held by a Holder immediately following the Closing, (iii) any Surviving Pubco Class A shares or warrants to purchase Surviving Pubco Class A shares otherwise acquired or owned by a Holder, and (iv) any other equity security issued with respect to any of (i)-(iii) pursuant to a reorganization, stock split, stock dividend, or like transaction. Pubco thereafter is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement.

In addition, the Holders have certain “piggyback” registration rights with respect to registrations initiated by Pubco. Pubco will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit I to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Support Agreement

Concurrent with the execution of the Merger Agreement, certain holders of Company Interests (the “Company Supporting Unitholders”) entered into a support agreement with the Acquiror (the “Support Agreement”). Under the Support Agreement, the Company Supporting Unitholders agreed, on (or effective as of) the fifth (5th) business day following the SEC declaring effective the registration statement relating to the approval by stockholders of the Merger, to execute and deliver a written consent to adopt the Merger Agreement and related documents and approve the transactions contemplated by the Merger Agreement (including the Merger). In addition, the Company Supporting Unitholders agreed that prior to the termination of the Support Agreement, in the event of any meeting of holders of Company Interests, they will cause their Company Interests to be voted (including via proxy) (i) in favor of the Mergers and the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the members at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient Series A Units, Series B Units, Series C Units, Series D Units, and Series E Units present in person or represented by proxy to constitute a quorum, and (iii) against any proposal, offer, or submission with respect to a Merger or the adoption of any agreement to enter into a Merger.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Support Agreement, filed as Exhibit 10.2.

Subscription Agreements

Concurrent with the execution of the Merger Agreement, Acquiror entered into subscription agreements (the “Subscription Agreements”) with certain PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Acquiror agreed to issue and sell to such PIPE Investors, prior to or substantially concurrently with the Closing, $111,000,000 of Surviving Pubco Class A shares at $10.00 per share (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Merger. The Subscription Agreements provide for certain customary registration rights with respect to the shares issued thereunder.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreement

Concurrent with the execution of the Merger Agreement, certain holders of Company Interests entered into lock-up agreements (the “Lock-Up Agreements”) with the Acquiror and the Company. Pursuant to the Lock-Up Agreements, each holder may not, with limited exceptions, transfer shares, or publicly disclose the intention to transfer shares, until the earlier of (i) 180 days after Closing, and (ii) the date on which Pubco completes a liquidation, merger or similar transaction that results in all of Pubco’s stockholders having the right to exchange their equity holdings for cash, securities, or other property. In the event that Pubco waives, releases, or terminates the lock-up provision in the Sponsor Agreement (discussed above) with respect to any shares held by Sponsor, then the holders of the common stock subject to the Lock-Up Agreements will be granted a pro rata share in such waiver, release or termination.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements. A copy of the form of Lock-Up Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Tax Receivable Agreement

In connection with the Closing, the Company will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with certain Tax Receivable Agreement Holders (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, among other things, Pubco will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of certain tax assets or tax attributes of the Company at the time of the Merger, of the Blocker Companies at the time of the Blocker Mergers, and arising in connection with the Merger or the Blocker Mergers, and any increases in tax basis and other tax benefits resulting from any exchange of Company Class B Units for Surviving Pubco Class A shares or cash in the future. In certain cases, Pubco’s obligations under the Tax Receivable Agreement accelerate upon a change of control and certain other termination events, as defined therein.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Tax Receivable Agreement, a copy of which is included as Exhibit H to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Subscription Agreements” is incorporated by reference herein. The shares of ordinary shares issuable in connection with the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information About the Merger and Where to Find It

In connection with the Merger, the Acquiror intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of the Acquiror’s ordinary shares in connection with the Acquiror’s solicitation of proxies for the vote by the Acquiror’s shareholders with respect to the Merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Acquiror to be issued in connection with the Merger. The Acquiror’s shareholders and other interested persons are advised to read carefully and in their entirety, when available, the preliminary proxy statement/prospectus included in the Registration Statement (including any amendments or supplements thereto) and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about the parties to the Merger Agreement, the Acquiror and the Merger. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of the Acquiror as of a record date to be established for voting on the Merger and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

The Acquiror and its directors and executive officers may be deemed participants in the solicitation of proxies from the Acquiror’s shareholders with respect to the Merger. A list of the names of those directors and executive officers and a description of their interests in the Acquiror is contained in the Acquiror’s registration statement on Form S-1 (as amended to date), which was initially filed with the SEC on July 26, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Rubicon Technologies, LLC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Acquiror in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in the Merger will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Acquiror’s and Rubicon Technologies, LLC’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Acquiror’s and Rubicon Technologies, LLC’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger and the timing of the completion of the Merger. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of the Acquiror’s and Rubicon Technologies, LLC’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Acquiror and Rubicon Technologies, LLC following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Merger, including due to failure to obtain the approval of the shareholders of the Acquiror, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Merger; (5) the risk that the Merger disrupts current plans and operations as a result of the announcement and consummation of the Merger; (6) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Merger; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon Technologies, LLC or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon Technologies, LLC’s business and/or the ability of the parties to complete the Merger; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by the Acquiror with the SEC.

The Acquiror cautions that the foregoing list of factors is not exclusive. Although the Acquiror believes the expectations reflected in these forward-looking statements are reasonable, nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that the Acquiror and Rubicon Technologies, LLC presently do not know of or that the Acquiror and Rubicon Technologies, LLC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The Acquiror cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the Acquiror nor Rubicon Technologies, LLC undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Merger Agreement, dated as of December 15, 2021, by and among Founder SPAC, Rubicon Technologies, LLC, and the other parties thereto.
10.1	Sponsor Agreement, dated as of December 15, 2021, by and among the Sponsor, Founder SPAC, Rubicon Technologies, LLC, and the other parties thereto.
10.2	Form of Support Agreement.
10.3	Form of Subscription Agreement.
10.4	Form of Lock-Up Agreement.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDER SPAC

By:	/s/ Osman Ahmed
	Name:	Osman Ahmed
	Title:	Chief Executive Officer

Dated: December 17, 2021